SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

For the transition period from __________________________ to _______________________

Commission file number 0-16668

A.	Full title of the plan and the address of the plan:

WSFS Financial Corporation
401(k) Savings and Retirement Plan
500 Delaware Avenue
Wilmington, DE 19801

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WSFS Financial Corporation
500 Delaware Avenue
Wilmington, DE 19801

REQUIRED INFORMATION

The audited financial statements required are included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WSFS Financial Corporation

401(k) Savings and Retirement Plan

DATE:	June 29, 2009	/s/ Peggy H. Eddens
Peggy H. Eddens
Plan Administrator

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

WSFS Financial Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 29, 2009

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (note 3)	$35,977,019	$43,092,921
Loans to Participants	613,796	717,045
Total investments and loans	36,590,815	43,809,966

Receivables:
Contributions	125,639	170,674
Total receivables	125,639	170,674

Net assets available for plan benefits before adjustment	36,716,454	43,980,640
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	394,534	—

Net assets available for benefits	$37,110,988	$43,980,640

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Investment (Loss) Income
Net (depreciation) in fair value of investments (Note 5)	$(8,431,530)	$(2,709,631)
Interest and dividends	57,722	67,879
Net Investment (Loss) Income	(8,373,808)	(2,641,752)

Contributions:
Employer	1,791,059	1,704,631
Participants	1,991,608	1,825,409
Total Contributions	3,782,667	3,530,040

Deductions:
Benefits paid	2,274,311	2,374,847
Administrative expenses	4,200	4,950
Total Deductions	2,278,511	2,379,797

Net (Decrease) in Net Assets Available for Benefits	(6,869,652)	(1,491,509)
Net assets available for benefits:

Beginning of year	43,980,640	45,472,149
End of year	$37,110,988	$43,980,640

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of Plan

The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist employees (Associates) in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan agreement or the summary plan description for a more complete description of the Plan’s provisions.

(a)	Eligibility

All full- and part-time regular (non temporary) status Associates of WSFS Financial Corporation or its subsidiaries (the Employers) who have completed six months of service as of July 1, 2004 or who will complete six months of service on or after July 1, 2004 and have attained age 21 years or older are eligible to participate following the completion of six months of continuous employment. Peak time Associates, interns, temporary employees, leased employees or nonresident aliens are not eligible to participate in the plan, except as may otherwise be required to preserve the qualified status of the Plan.

(b)	Contributions

Participants may authorize the Employers to make payroll deductions under the Plan from 0% to 70% of their total compensation, not to exceed $15,500 in 2008. In addition, those participants, who are over age 50 or turning age 50 on or before December 31, 2008, are eligible for an additional catch-up contribution of $5,000 in 2008. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

All contributions made by the Employers on participants’ behalf are also on a pretax basis. The Employers’ contributions comprise the following:

Company Matching Contribution – The Plan includes an employer matching contribution program such that the Employers match 100% of the Associate’s contribution up to 5% of total compensation. The matching contribution is made in cash and is invested in the WSFS common stock fund. Participants can opt to transfer the WSFS common stock fund at any time.

Employer Base Profit Sharing Contribution – The Plan includes a profit sharing program. The contribution for each eligible participant is calculated as a fixed percentage of the participant’s total compensation. Participants can direct the investment of the profit sharing contribution prior to when it is given. If they choose not to, the contribution will be invested in the default option which is 80% balanced fund and 20% WSFS common stock fund. Participants can make changes to their investment elections, including the WSFS common stock fund at any time. The two types of profit sharing contributions are as follows:

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

•

Base Contribution – Participants shall be entitled to a base contribution in each calendar quarter in which the Board approves such contributions, based upon the Employers’ performance. It is calculated based on a fixed percentage of eligible compensation.

•

Supplemental Contribution – A Participant shall be entitled to a supplemental contribution at the end of each Plan Year in which the Board approves such contributions, based upon the Employers’ performance.

For the years ended December 31, 2008 and 2007, the Employers made no Supplemental Contributions.

(c)	Participants’ Accounts

Participants’ accounts are credited for their contributions and the Employers’ contribution made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants’ account balances in that fund.

(d)	Vesting

All Associate contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions that are forfeited by participants reduce future Employer contributions. Unallocated forfeitures were $179,076, $12,752 and $90,023 as of December 31, 2008, 2007, and 2006, respectively. Forfeitures used to offset Employer contributions amounted to $19,000, $122,737, and $26,191 for the years ended December 31, 2008, 2007, and 2006, respectively. The table below shows the vesting schedule for the Plan:

Years of service	Vested percentages as amended
0-1	20%
2	40
3	60
4	80
5	100

(e)	Withdrawals

Participants’ accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pretax basis. Withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are included in interest and dividends, are made on a post-tax basis.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

1.	Purchase of primary residence of the participant
2.	Preservation of primary residence
3.	Certain medical expenses of a participant or the participant’s dependents
4.	Tuition for the next semester or quarter of postsecondary education of the participant, spouse, or dependents.
(f)	Loan Provision

Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is the prime rate plus 1%. Interest paid on the loan is added to the participant’s account balance. Loans are secured by the participant’s interest in the Plan. To be eligible for a loan, Associates must make Associate Savings Contributions of at least 1% of total compensation. Participants may only have one outstanding loan at a time with no option to refinance. Once that loan is paid in full, they are required to wait 30 days before they can reapply for a new loan.

(g)	Administrative Expenses

Expenses relating to the administration of the Plan are generally paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants.

(h)	Payment of Benefits

Any Participant who separates from service for any reason, including disability, but excluding death, shall be entitled to receive their vested interest in their account balance. This distribution can be in a lump-sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a participant prior to payment of all retirement benefits, the participant’s vested account balance shall be paid to the participant’s beneficiary in accordance with the plan document.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 ( “SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted SFAS 157 which did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. See note 3 for information and related disclosures regarding fair value measurements.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. The estimated fair value of the investment in the ABN-AMRO Income Plus Stable Value Fund is adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (i) below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Participant Loans

Participant loans are recorded at amortized cost, which approximates fair value.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Revenue Recognition and Method of Accounting

The Plan records all transactions on an accrual basis. Investment income is recorded as earned.

(g)	Fund Accounting for Income

The Collective Trust Funds, Stable Value Fund, and Common Stock Fund invest interest and dividend income within the fund to purchase additional fund assets rather than distribute the income among investors in the fund.

(h)	Payment of Benefits

Benefits are recorded when paid.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(i)	Fully Benefit – Responsive Investment Contracts

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans with respect to fully benefit-responsive investment contracts held by the ABN-AMRO Income Plus Stable Value Fund (“ABN-AMRO Fund”), which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.

The average market yield of the ABN-AMRO Fund for the year ended December 31, 2008 was 4.88% and the average yield earned by the ABN-AMRO Fund that reflects the actual interest credited to participants for the year ended December 31, 2008 was 4.57%.

(3)	Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Collective Investment and Common Stock Funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Stable Value Funds: Stable Value Funds are public investment vehicles valued using the NAV provided by the administrator of the fund. As of December 31, 2008 the Plan invested in the ABN-AMRO Income Plus Stable Value Fund. Per review of the fund’s audited financial statements as of December 31, 2008, substantially all of the fund’s investment valuations used to determine its NAV are Level 2 valuations. Therefore the Plan’s management classified the valuation of the ABN-AMRO Income Plus Stable Value Fund as Level 2.

The Plan has $35,977,019 of investments in alternative investment funds which are reported at fair value. For all of those investments, the Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable with the fund at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value. Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported net asset value, and the discount could be significant.

The Financial Accounting Standards Board recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level I)	(Level II)	(Level III)	Measurement
Collective Investment Funds	$—	$22,134,919	$—	$22,134,919
WSFS Common Stock Fund	—	13,842,100	—	13,842,100
Total investments, at fair value	$—	$35,977,019	$—	$35,977,019

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for plan benefits per the financial statements	$37,110,988	$43,980,640
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(394,534)	—
Net assets available for benefits per the Form 5500	$36,716,454	$43,980,640

The following is a reconciliation of net depreciation in fair value of investments per the financial statements to the Form 5500:

Year ended
December 31,
2008
Net depreciation in fair value of investments per the financial statements	$(8,431,530)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2008	(394,534)
Net depreciation in fair value of investments per the Form 5500	$(8,826,064)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Investments

The following represents the fair value of investments that are 5% or more of the Plan’s net assets:

	2008	2007
WSFS Common Stock Fund**	$13,842,100	$14,655,552	*
ABN-AMRO Income Plus Stable Value Fund**	4,569,050	3,886,250
Smith Group Asset Management Fund**	3,313,342	5,259,093
FMT/Vanguard GNMA Fund**	2,583,384	2,927,106
Eagle Global Advisors Fund**	2,130,227	4,161,832
Reed, Conner and Birdwell, Inc. Fund**	1,865,290	***
NWQ Investment Management, LLC Fund**	***	2,610,934
Washington Capital Management Fund**	***	2,261,436

*Nonparticipant directed.

**Party-in-interest.

***Investment not 5% or more of Plan's net assets for this year.

The Plan holds an indirect investment in WSFS Financial Corporation common stock through shares held by the WSFS Common Stock Fund. The WSFS Common Stock Fund represents approximately 38% and 33% of total investments as of December 31, 2008 and 2007, respectively. WSFS Financial Corporation is a bank holding company.

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007
Collective Investment Funds	$(7,890,174)	$2,011,532
WSFS Common Stock Fund	(541,356)	(4,721,163)
Total (depreciation)	$(8,431,530)	$(2,709,631)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(6)	Non-Participant-Directed Investments

During 2007, an amendment was made to the Plan which allows participants to wholly direct their investment funds. Therefore, no reportable transactions fall under the guidelines of non-participant directed investments during 2008.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments during 2007 are as follows:

December 31,
2007
Net assets:
WSFS Common Stock Fund and employer contribution receivable	$11,382,643

Year Ended
December 31,
2007
Changes in net assets:
Contributions	$1,678,865
Investment earnings	(3,640,208)
Benefits paid to participants	(614,962)
Transfers to participant-directed investments	(1,267,003)

$(3,843,308)

(7)	Income Tax Status

On December 15, 2005, the Plan was amended and restated effective March 28, 2005 and further amended on February 19, 2008. The Plan received a favorable determination letter from the Internal Revenue Service dated May 6, 2005. The Employers believe that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. During 2008, the Internal Revenue Service formally audited the Plan for years ended 2005 and 2006 and the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2008. Therefore, no provision for income taxes is included in the Plan’s financial statements.

(8)	Plan Termination

Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(9)	Related-Party Transactions

During 2008 and 2007, certain plan investments which consisted of shares of Collective Investment Funds sponsored by First Mercantile Trust and WSFS Financial Corporation common stock.  Investment transactions with First Mercantile Trust and WSFS Financial Corporation qualify as party-in-interest transactions. Fees incurred for investment management, and custodial services were paid from the Plan, while record-keeping services were paid by WSFS Financial Corporation for the years ended December 31, 2008 and 2007.

(10)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

Schedule 1

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Investments	Shares	Current value
* WSFS Common Stock Fund	1,763,505	$13,842,100
* Collective Investment Funds:
ABN-AMRO Income Plus Stable Value Fund	396,585	4,569,050
Smith Group Asset Management Fund	332,258	3,313,342
FMT/Vanguard GNMA Fund	208,649	2,583,384
Eagle Global Advisors Fund	186,828	2,130,227
Reed, Conner and Birdwell, Inc. Fund	196,415	1,865,290
NWQ Investment Management, LLC Fund	179,837	1,416,197
Metropolitan West Capital Management, LLC Fund	171,563	1,376,618
Washington Capital Management Fund	143,468	1,361,312
FMT/Lifestyle Moderate Growth Strategy Fund	64,583	848,688
FMT/iShares Russell Mid-Cap Growth Index ETF Fund	123,631	778,554
FMT/Lifestyle Income and Conservative Fund	40,203	515,846
FMT/Lifestyle Aggressive Growth Strategy Fund	36,910	487,225
FMT/American Funds Growth Fund of Amer. R4 Fund	46,588	369,975
Tradewinds NWQ Global Investors, LLC Fund	18,047	194,274
FMT/Lifestyle Conservative Growth Strategy Fund	12,796	159,035
FMT/iShares Russell Mid-Cap Value Index ETF Fund	12,974	91,594
FMT/Royce Micro-Cap Investment Fund	8,177	74,308
* Loans to participants (interest rate of prime plus 1%)**		613,796
Total investments and loans		$36,590,815

* Party-in-interest.

** During 2008, the prime rate ranged from 3.25% to 7.25%.

See accompanying report of independent registered public accounting firm.